UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ten Thousand Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      January 17, 2013

Physical address of issuer
1123 Broadway, Suite 1215, New York, NY 10010

Website of issuer
https://www.tenthousand.cc

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-3 Preferred Stock

Target number of Securities to be offered
287,026

Price (or method for determining price)
$0.0871

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 3, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$281,860	$375,799
Cash & Cash Equivalents	$16,060	$210,555
Accounts Receivable	$16,861	$0
Short-term Debt	$431,602	$119,459
Long-term Debt	$1,098,384	$932,500
Revenues/Sales	$668,508	$154,699
Cost of Goods Sold	$488,325	$190,200
Taxes Paid	$0	$0
Net Income	-$598,123	-$352,915

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 15, 2018

Ten Thousand Inc.

TEN THOUSAND

Up to $1,000,000 of Preferred Stock

Ten Thousand Inc. ("Ten Thousand", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed-3 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 3, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by August 3, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 3, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.tenthousand.cc/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/ten.thousand

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ten Thousand Inc. is a Delaware C-Corporation, formed on January 17, 2013.

The Company is located at 1123 Broadway, Suite 1215, New York, NY 10010.

The Company's website is https://www.tenthousand.cc.

The Company previously operated as a Delaware C-Corporation under the name Electric Performance Inc.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/ten.thousand and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,000,000
Purchase price per Security	$0.0871
Minimum investment amount per investor	$1,000
Offering deadline	August 3, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive athletic wear space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company uses a few suppliers to sources their raw materials and manufacture the goods. Because of this, they have supplier concentration issues, and there is a risk that one or two could step away significantly impacting their operations.

Ten Thousand's founders have about 30% of the company which is below average for CEOs/COOs of companies at this stage in the life cycle. Because of this low level of equity, there is a risk that they could not be incentivized for the long term with Ten Thousand.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Keith Nowak and Eugenio Labadie. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Risks Related to the Securities

The Series Seed-3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-3 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-3 Preferred Stock. Because the Series Seed-3 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed-3 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed-3 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Ten Thousand designs and manufactures its own branded apparel for men.

Business Plan
We have begun designing additional gear to ultimately become the go-to men's training brand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Men's performance essentials	Premium men's athletic wear built for both performance and style, includes shorts, tees, and base layers.	Male retail customers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are men seeking quality performance wear.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4724758	Ten Thousand	December 2, 2013	April 21, 2015	USA
87640656	Ten Thousand	October 10, 2017	May 29, 2018	USA

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.66% of the proceeds, or $69,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General & Administrative	10%	10%	10%
Marketing	35%	35%	35%
Compensation	10%	10%	10%
Inventory	45%	45%	45%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Keith B. Nowak	Co-Founder, CEO, and Director (6/2014 – present)	n/a
Eugenio Labadie	Co-Founder, COO (11/2014 – Present) and Director (2/2018 – present)	n/a
Mitchell Stoller	Director (2/2018 – present)	President, Group SJR

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	18,977,748	Yes	n/a	36.6%	n/a
Series Seed-1 Preferred Stock	7,207,478	Yes	n/a	13.9%	Liquidation preference
Series Seed-2 Preferred Stock	13,409,277	Yes	n/a	25.9%	Liquidation preference
Series Seed-3 Preferred Stock	7,402,196	Yes	n/a	14.3%	Liquidation preference
Options	4,787,646	No	The options will dilute the Preferred Stock on exercise.	9.2%	Vesting

The Company has the following debt outstanding:

The Company has $239,524.07 outstanding pursuant to a working capital loan.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are: Keith Nowak, Eugenio Labadie, and Andrew Callan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Beneficial Owner	Common Stock	Series Seed-1 Preferred Stock	Series Seed-2 Preferred Stock	Series Seed-3 Preferred Stock	Total Voting Power
Andrew Callan	4,006,656	6,552,253	0	430,539	23.38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Ten Thousand, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and a foreign business corporation in New York. The Company is an apparel design, retail, and e-commerce operator.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $118,000 in cash on hand as of May 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,200,000 prior to the issuance of any Series Seed-3 Preferred Stock.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed-1 Preferred Stock	January 30, 2018	Reg D	Preferred Stock	7,207,478	Inventory and general operations
Series Seed-2 Preferred Stock	January 30, 2018	Reg D	Preferred Stock	13,409,277	Inventory and general operations
Series Seed-3 Preferred Stock	January 30, 2018	Reg D	Preferred Stock	7,402,196	Inventory and general operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-3 Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-3 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who hold at least 500,000 shares of the Company's preferred stock (equating to a minimum investment of $43,550 for Series Seed-3 Preferred Stock at a share price of $0.0871) in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• participation rights
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed-3 Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed-1	Yes	Yes	Yes	Yes
Series Seed-2	Yes	Yes	Yes	Yes
Series Seed-3	Yes	Yes	Yes	Yes

Series Seed-3 Preferred Stock

The Company has authorized 18,921,743 shares of Series Seed-3 Preferred Stock, 7,402,196 of which has been issued prior to this Offering.

Dividend Rights
The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed-3 Preferred Stock is outstanding, holders of Series Seed-3 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed-3 Preferred Stock voting as a separate class. These matters include any vote to:

- amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- sell, transfer, license, pledge or encumber any technology or intellectual property of the Company, other than licenses granted in the ordinary course of business;
- liquidate, dissolve, or wind-up the business and affairs of the Company or effect any deemed liquidation event.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-3 Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-3 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed-3 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Other Rights of the Series Seed-3 Preferred Stock

Under the Series Seed-3 Preferred Stock Voting Agreement, investors who hold at least 500,000 shares of the Company's preferred stock are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investor Rights Agreement, including information rights, inspection rights, and participation rights. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-3 Preferred Stock are subject to a drag-along provision as set forth in the Voting Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed-3 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed-3 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed-3 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed-3 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed-3 Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-3 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
  ● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
  ● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Keith B. Nowak
_____
(Signature)

Keith B. Nowak
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith B. Nowak
_____
(Signature)

Keith B. Nowak
_____
(Name)

CEO and Director
_____
(Title)

June 15, 2018
_____
(Date)

/s/Eugenio Labadie
_____
(Signature)

Eugenio Labadie
_____
(Name)

COO and Director
_____
(Title)

June 15, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

TEN THOUSAND, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 5, 2018



Independent Accountant's Review Report

To Management
Ten Thousand, Inc.
New York, NY

We have reviewed the accompanying balance sheet of Ten Thousand, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 5, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

TEN THOUSAND, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 16,060	$ 210,555
Accounts Receivable	16,861	-
Inventory	198,966	117,526
Prepaid Expenses	6,156	-
TOTAL CURRENT ASSETS	238,044	328,081
NON-CURRENT ASSETS		
Website	53,684	53,684
Accumulated Amortization	(9,868)	(5,966)
TOTAL NON-CURRENT ASSETS	43,815	47,718
TOTAL ASSETS	281,860	375,799
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	141,061	59,440
Other Current Liabilities	290,541	60,019
TOTAL CURRENT LIABILITIES	431,602	119,459
NON-CURRENT LIABILITIES		
Notes Payable	1,098,384	932,500
TOTAL LIABILITIES	1,529,986	1,051,959
SHAREHOLDERS' EQUITY		
Common Stock(Authorized: 32,000,000; Issued 18,977,748; Par Value: $0.0001)	1,898	1,898
Additional Paid-in Capital	53,526	27,371
Retained Earnings (Deficit)	(1,303,552)	(705,429)
TOTAL SHAREHOLDERS' EQUITY	(1,248,128)	(676,160)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 281,860	$ 375,799

Unaudited- See accompanying notes.

TEN THOUSAND, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	668,508	$	154,699
Cost of Goods Sold		488,325		190,200
Gross Profit		180,183		(35,502)
Operating Expense				
Advertising		255,977		97,559
Design & Production		126,756		79,831
General & Administrative		111,907		69,688
Salaries & Benefits		107,444		41,486
Rent		30,831		20,082
Customer Support		29,450		4,865
Contract Services		26,062		-
Amortization Expense		3,902		3,902
		692,328		317,413
Net Income from Operations		(512,145)		(352,915)
Interest Expense		(85,977)		-
Total Other Expenses		(85,977)		-
Net Income	$	(598,123)	$	(352,915)

TEN THOUSAND, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (598,123)	$ (352,915)
Change in Accounts receivable	(16,861)	-
Change in Inventory	(81,435)	(64,496)
Change in Prepaid Expenses	(6,156)	-
Change in Accounts payable	81,621	34,408
Change in Other Current Liabilities	230,522	60,007
Amortization	3,902	3,902
Net Cash Flows From Operating Activities	(386,530)	(319,094)
Cash Flows From Financing Activities		
Change in Note Payable	165,884	457,500
Change in Additional Paid-in Capital	26,155	-
Net Cash Flows From Investing Activities	192,039	457,500
Cash at Beginning of Period	210,555	72,149
Net Increase (Decrease) In Cash	(194,491)	138,406
Cash at End of Period	$ 16,060	$ 210,555

TEN THOUSAND, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING SHAREHOLDERS' EQUITY	$ (676,160)	$ (402,230)
Change in Additional Paid-In Capital	26,155	-
Net Income(Loss)	(598,123)	(352,915)
ENDING EQUITY	$ (1,248,128)	$ (676,160)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ten Thousand, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and a foreign business corporation in New York. The Company is an apparel design, retail, and e-commerce operator.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from sales of apparel. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

During the periods covered by financial statements, the Company operated in a shared office space and paid rent on a month-to-month basis. As of March 2018, subsequent to the review period the Company signed a 3-year operating lease. The future yearly payments are as follows:

2018 - $42,600
2019 - $43,884
2020 - $45,204

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of New York. The Company's tax filings in the State of New York for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

NOTE C- DEBT

In 2017 and prior years, the Company issued notes payable to certain investors, including both outsiders and corporate officers, in exchange for operating capital ("the Notes"). In January 2018, in conjunction with an equity financing, the Company issued Series Seed Preferred Stock in satisfaction of the Notes. Among other rights, Series Seed Preferred stockholders are entitled to preferential distributions from the assets of the Company upon certain events of liquidation. In addition, among other customary protective provisions, the Series Seed Preferred stockholders are entitled to vote as a class for one director of the Company and on certain corporate matters.

In February of 2018, the Company received a $276,000 working capital loan from an equity investor ("the Loan"). The Loan is subject to repayment in variable monthly installments based on 20% of monthly cash receipts. The Loan is secured by the assets of the Company.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company manufactures both domestically and overseas, and most of the Company's products have been manufactured by one factory in China to date. The Company is currently adding additional manufacturing partners.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 5, 2018, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


TEN THOUSAND
The functional fitness movement has exploded ar shows no signs of stopping. New HIIT studios an CrossFit boxes are opening everyday to provide intense, multi-discipline group workouts to an ever-growing community of athletes.

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Invest in Ten Thousand

Creating the next breakout men's brand in the $91B activewear market through premium performance essentials, sold direct-to-consumers online.

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$1,000	$4,240,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

Ten Thousand is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Ten Thousand without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $1.1 million in revenue since launch
- Notable investors include the co-founder of Warby Parker and the co-founder of Bonobos and Trunkclub
- Grew revenue from $154,000 in 2016 to $668,000 in 2017
- Unit economics: blended CPA across paid channels of $32; AOV across all orders (paid and organic) of $85, repeat purchase rate of 42%, and an LTV of $173
- Products sold in Nordstrom, Equinox, SoulCycle, and featured in GQ, Fast Company, Men's Fitness, Men's Health, among others

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $4,240,000
- Offering Type: Side by Side Offering

Better Fit. Better Performance. Better Shorts.

Changing The Status Quo In Mens Activewear

The activewear market is huge but concentrated. Of the $91 billion in annual U.S. athletic apparel revenues, Nike, Under Armour, Adidas and Lululemon are the dominant players. What's more, these incumbent activewear brands have built their supply chains, product assortments, and strategies around the wholesale channel, particularly big-box sporting goods stores. For customers, this means planned obsolescence, overwhelming product assortments, and a frustrating customer experience. In short, this is a massive market ripe for new entrants.

Meanwhile, the fitness industry itself has evolved. Led by CrossFit, Orangetheory, Barry's, and countless independent gyms and studios, the rise of high-intensity, multi-discipline group training—or "functional fitness" for short—has revolutionized how people gather to train, learn, and experience fitness. The legacy brands in men's activewear, however, grew out of specific sports (running and basketball for Nike, soccer for Adidas, and football for Under Armour), leaving room for modern and tailored solutions dedicated first and foremost to today's functional fitness athletes.

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Ten Thousand stands at the intersection of these trends. We're a digital-first brand built from ground up for how the modern athlete thinks, trains and shops. We engage our customers directly at every point from design to delivery, and without middlemen standing in the way, we deliver the curated product assortment and painless shopping experience that today's customers demand. And while the incumbent brands built themselves on paid pro athlete endorsements, we're building Ten Thousand on quality, performance, and a laser-focus on the functional demands of how guys actually train every day.

Where We Are Now

Since launch, our products and brand have attracted substantial press and partnership interest. Starting with features in GQ and Details on day one, we've since appeared in Outside, Gear Patrol, Valet, Men's Health, Men's Fitness, and other leading lifestyle and fitness outlets, both online and in print. We've also successfully capitalized on inbound partnership interest from gyms and studios including Equinox and Soulcycle, and retailers including Carbon38 and Nordstrom, to generate exposure for Ten Thousand.

More importantly, we've generated strong growth and created a loyal customer base. From launch, we've done over $1.1 million in total revenue, with over 400% growth in DTC revenue from 2016 to 2017. Our customer LTV (assuming 2-year customer lifetime) is $173, with a 42% repeat purchase rate, and our unit economics consist of a blended $32 CPA across all paid channels, and an $85 AOV across all orders (paid and organic). Targets for this year are profitability and $3M top line.

With this proven demand, we're on track to have a chance to create the first large-scale, digital-first men's performance apparel brand built around functional fitness. We're fundraising now to scale our customer acquisition and improve supply chain efficiency. With these funds we can grow the team, expand our products, and develop our next marketing channels to capitalize on everything we have been testing and refining since inception.

Product & Service

Ten Thousand designs, manufactures, and sells men's performance essentials for functional training.

We focus on less so we can do everything better: Our signature products are a curated line of 3 distinct, performance-focused shorts that cover the unique demands of functional training.

- **The Foundation Short:** Our first product, and a best-seller since day 1. Made from a durable, flexible double-weave fabric, and combining the style and functionality of a board short it's perfect for CrossFit, strength training, and general in-the-gym workouts.
- **The Distance Short:**Designed to be ultralight and minimalist, this short features no-bulk bonded hems, lasercut vents, and a 5" inseam to deliver incredible breathable and flexibility for hot, high-sweat training.
- **The Interval Short:** Named "Best fitness gear of 2017" by Men's Health. Specifically crafted for high-intensity interval training, this is short has been designed to perfectly combine go-anywhere versatility, all-day comfort, and ultimate performance.

While our near-term focus will remain making the best training shorts imaginable, we have begun designing additional gear to ultimately become the go-to men's training brand. In addition to our signature shorts, we also make three premium tees and two performance base layers to complete our athletes' essential kit.

Our Philosophy

Our obsessive focus on a streamlined lineup of premium performance essentials combined with our refined, understated style sets us apart from legacy brands that are focused on fleeting gimmicks, overwhelming assortments, and planned obsolescence.

Pared Down For Performance - Instead of chasing fads, we believe in going to the back basics of classic quality and technical proficiency to deliver a curated selection of clearly differentiated products to eliminate customer confusion and the paradox of choice. This enables us to invest 100 percent of our resources in creating simply the best products and long-lived styles that customers can come back to year after year.

Premium Everything - Because we sell direct to our customers, we care first and foremost about how things look, feel, and perform, versus the legacy brands that cater primarily to whatever their retail partners want for a particular season. We therefore use the highest quality fabrics, trims, and performance technologies in order to create the best fitting, most comfortable, and highest performing gear available.

Designed For Function - By developing relationships with premium European and Asian performance fabric mills and working with top designers from brands including Ralph Lauren and Rapha, the premium performance cycling brand, we've developed a unique combination of performance and style that stands apart in mens' activewear. Driven by a refined aesthetic, we offer unique products that have resonated with the top men's fashion and fitness publications and, most importantly, a broad group of committed athletes.

Press Coverage

"2017 Training Shorts of the Year" - **Men's Health**

"Simple, functional, and really good" - **GQ**

"The toughest training shorts every man needs" - **Men's Fitness**

"They're the opposite of those baggy mesh shorts the sloppy dude is wearing over at the weight bench" - **Valet**

"We can say with certainty that these blow the gear at your average sports equiptment store out of the water" - **Airows**

"It's the minimalist answer to over-neoned, hyped , and played-out workout gear. If that's your thing—and we don't see why it wouldn't be—add 'em to your roster." - **GQ**

Customer Feedback

"Love the product; the Foundation Shorts are durable, so comfortable, stand up well to a workout, and repel smells more than other shorts." - **Joshua B.**

"The Foundation Shorts are easily my favorite shorts I have ever worn. They feel sturdy and have held up great despite me dragging the bar across them every time I deadlift, and they really do seem oder resistant to me." - **Thomas S.**

"Always the first shorts I reach for after doing laundry." - **John B.**

"I've been a long time Lululemon consumer, but after several workouts in my first pair of Interval Shorts, I'm a convert. They're perfectly fitted." - **Justin T.**

"Ten Thousand makes some of the best workout gear that simply performs and gets of out of your way." - **Frank W.**

"I've been training with my Ten Thousand shorts for a few months now. By far the best training shorts I've used and would highly recommend them." - **Jake L.**

**The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Partnerships

While we are a digital first direct to consumer business, our brand point of view and differentiated product has driven inbound interest from some best-in-class partners and have helped to create new marketing channels to drive awareness and product exposure.

- **Equinox**, the leading brand in health and wellness, partnered with us shortly after launch as our exclusive retailer for over a year expanding to 25 of the top clubs both domestically and internationally.
- We launched a successful pilot with **Nordstrom** in November 2017 to expand their focus on activewear and are in discussions to scale our relationship meaningfully.
- We developed a product collaboration with **SoulCycle** that launched in February 2018 on their site and in 35 of their top studios.

- **Huckberry**, a leading mens clothing digital marketplace, has been a retail partner since launch and continue to want more product given high sell-through rates.
- **Carbon38** invited us to be one of only four brands featured in their mens launch.

Beyond the awareness generated for Ten Thousand from these partnerships, the inbound interest is also noteworthy for a few reasons. First, the interest from traditional retailers like Nordstrom speaks to the growth of the health and wellness trend and the demand for new brands and new products. Second, the caliber of these partners validates the strength of the Ten Thousand brand and products.

Gallery





TEN THOUSAND

Interval Kit.

Media Mentions





GQ GEAR PATROL Men'sHealth

valet. MEN'S JOURNAL Phoenix Business Journal COOL HUNTING



THE HUFFINGTON POST

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Team Story

As lifelong athletes, we found that our athletic apparel choices, despite flashy brands, gimmicks and pro athlete endorsements, were falling short of the things we cared about: tailored fits, thoughtful design, quality materials, pared-back focus on performance, and ease of purchase and repeatability. There was no go-to brand offering the kind of premium, high-quality performance essentials we were looking for.

In other words, while modern brands like Warby Parker, Everlane, and Bonobos were creating new customer experiences and revitalizing retail in staid categories, it felt like men's activewear was stuck in the past. Loud, garish designs. Superfluous products. And most of all, an outdated business model based on wholesale distribution.

So, without any apparel background, we dove right in. We found the best experts and designers in the industry, listened to and learned from makers and athletes, tested hundreds of fabrics, designed endless prototypes and assembled a team of diverse, dedicated people with a passion for athletics. Driven by instinct and intuition, and despite our limited resources, our first products were a hit with customers and press alike and sold out in just a couple weeks. Since then, we've been featured in GQ, Men's Health, and Gear Patrol, among others, and we've launched partnerships with brands including Equinox and Soulcycle. But we're proudest of the thousands of customers who have made Ten Thousand an essential part of their training and have remained loyal and helpful as we learn and iterate to world's best gear for functional fitness.

Founders and Officers



Keith Nowak
CEO

Keith's passion for sport and fitness started as a child when he fell in love with soccer. He pursued this love through high school and ultimately to a year as a professional soccer player in Italy's third division. After returning to the states for college, Keith became interested in endurance sports starting with half marathons and expanding to Ironman triathlons. Keith kicked off his career in startups by launching his first company after graduating from college. From here he spent time working with other early stage businesses and 4 years running all seed and Series A investing for a family office where he had the chance to work with great brands such as Everlane, Warby Parker, and ClassPass.

For Keith, Ten Thousand is much more than a great business opportunity but a chance to bring together his personal passion and all professional experiences.



Eugenio Labadie
COO

Inspired equally by a passion for fitness and a passion for design, Eugenio Labadie co-founded Ten Thousand to create the premium brand of men's activewear brand for the modern, functional athlete. Prior Ten Thousand, he practiced law at Sullivan & Cromwell LLP, one of the world's leading law firms, where he advised financial institutions and multi-national businesses on securities issuances, project finance, and cross-border mergers & acquisitions. He received his J.D. cum laude from Harvard Law School and his B.A from the University of Virginia, where he studied philosophy and economics.

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Key Team Members



Travis Wright

VP of Merchandising and Product Development



Nick Francis

Director of Marketing



Lara Kinslow

Customer Experience Manager



Emma Herweijer

Designer



Aidan Pongrace

Project Manager

Q&A with the Founder

Q:

Who's the Ten Thousand customer?

Ten Thousand:

The Ten Thousand customer is what we refer to as a functional athlete. He isn't a field athlete or focused on one sport but instead seeks intense, multi-disciplinary workouts and is willing to pay more to get the most out of his training. Our customers currently breakdown into three main groups:

First are guys with memberships at premium health clubs such as Equinox and Lifetime Fitness. These guys focus on general strength and conditioning training in the gym and have responded to Ten Thousand for the quality, durability, and minimalist aesthetic that puts our gear at home in the squat rack or getting coffee.

Second are guys who workout at HIIT studios like Barry's, Tone House, and Orangetheory. These guys train for speed and strength in group classes and have responded to our gear for its quality and design. In high-sweat training sessions amazing performance fabrics, anti-chafe details, and anti odor tech make all the difference. And, because these are group training environments, bringing a sense of taste and design to their workout kit is important.

Third are CrossFitters. These guys range from casual CrossFitters up to guys competing for spots in the CrossFit games. The quality and durability of our gear has been the biggest draw for this customer segment since they spend so much time training and put the products through such demanding workouts.

These customer segments are not mutually exclusive and many customers engage in all three training styles.

Q:

How do you differentiate from other companies in the market?

Ten Thousand:

Given the opportunity here, we're not the only ones chasing it down. This is not a winner take all market, but we think we're building a brand and products that will separate us from all other companies and drive us to the top position in the market. We're differentiated from the market in the following ways:

Function First - As we've said, we're focused on being the best in the world at one thing - mens functional training gear. The main element of Ten Thousand is a complete devotion to building the highest quality gear for functional fitness. Our system of gear, perfectly designed for specific needs of endurance, strength, and cross-training, gives us credibility with our serious athletes and our early adopters. Most other startups in the market have moved heavily into athleisure with commuter pants, swim shorts, and other lifestyle products but we believe this is a flawed strategy as you can't stand out long-term by trying to be everything for everyone out of the gates.

Performance + Style - We have developed a unique combination of performance and style that stands apart in mens activewear. Driven by a pared down, refined aesthetic, we offer unique products that have resonated with the top men's fashion and fitness publications and, most importantly, a broad group of customers.

Q:

Please detail barriers to entry to the industry. What is stopping someone with more money from just popping up and taking over this space?

Ten Thousand:

As with all consumer brands, branding is a moat and barrier to entry that is hard to overcome with more capital. Building an authentic brand that resonates with customers takes certain insights and understandings that cannot be rushed or bought. Ultimately brand is the best long-term differentiator and we're confident that we've laid the foundation for a successful brand given the strong early success and inbound interest from some best-in-class partners. Equinox, the leading brand in health and wellness, reached out to carry us in their stores immediately after we launched. Carbon38 reached out to us to be one of four brands in their men's launch, over all other mens activewear startups. Nordstrom reached out about a nationwide rollout as they expand their focus on activewear. Most recently, we launched an exclusive product collaboration with SoulCycle and already have several additional orders scheduled for this year.

Another barrier to entry is the cost and design time required to make a great pair of shorts. This can be shortened with capital to a certain extent, but any other startup is going to take time to really perfect a great pair of shorts given the complexity of the design and manufacturing process. Shirts, for example, are much easier to design and develop and is part of the reason our main focus is to be known for building the best training shorts.

Last, our marketing strategy is going to be driven largely by grassroots and community building, instead of paying large endorsements. The time, effort, and personal relationships that create a strong community marketing effort cannot be circumvented with just more money.

Q:

What does Ten Thousand mean?

Ten Thousand:

At the heart of Ten Thousand is the idea of pursuit. In business, fitness, and life, we believe in moving forward with a quiet dedication to constant improvement. There are no flashbulbs at the end of our runs, no microphones shoved in our face after a set. No loudspeakers, crowds, or national anthems ringing in our ears. All that awaits is another mile, another rep, another shot at your personal best and eventually, a better, stronger you.

To us, Ten Thousand captures this feeling of constant pursuit and is a reference to the effort and commitment - whether 10,000 reps or 10,000 hours - required to achieve anything great.

As Thomas Edison famously said, "I have not failed. I've just found 10,000 ways that won't work."

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Seed
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Round size:	US $750,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $4,240,000
Option pool:	10.0%
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Ten Thousand has set an overall target minimum of US $0 for the round, Ten Thousand must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Ten Thousand's Form C.
Regulation CF cap:	While Ten Thousand is offering up to US $750,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Investor Perks

Minimum Amount Invested

$1,000: 30% lifetime discount

$2,500: $250 yearly gear credit. 30% lifetime discount

$5,000: $500 yearly gear credit. 30% lifetime discount

$10,000: $500 yearly gear credit. 30% lifetime discount. Work directly with the founders and VP of Product to help with concept, design, and wear testing for all new products through 2019

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Ten Thousand's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size		US $892,500	
Closed Date		Oct 31, 2016	
Security Type		Convertible Note	
Valuation Cap		US $2,500,000	

Market Landscape



US Activewear Market: $81B and growing to $102B by 2020

There's been explosive growth in functional fitness gyms & studios in recent years:

- Equinox: Up to 86 clubs from 56 in 2010

- CrossFit: Up to 13,000 boxes from 13 in 2005

- Orangetheory: 1,000 franchises in six years

There is currently no significant digital-first, DTC player in men's activewear built from the ground up for the functional fitness athlete. As proven by Under Armour and Lululemon, new entrants focused on well-defined demos can build huge businesses.

Early Adopters To Mass Market

To build the brand, we've set out to initially target serious functional fitness athletes. We think it is critical to build a foothold in the market by owning a customer segmentation made up of a close knit and committed community. This is what Patagonia, Lululemon, and Under Armour did well in their early days before leveraging that expertise and credibility to broader segments.

In our case, our customers no longer look to pro athletes for inspiration but instead look to their trainers, studio coaches, and active friends. By focusing our early, grassroots efforts on reaching these early adopters, we can build a reputation for creating the highest quality training gear. And from this position, we can expand to all active guys, regardless of how often they train or how seriously they take it.

And we're already seeing this expansion. Our top 20 customers are located across 11 states including Texas, Georgia, Idaho, Florida, and Arizona, and Arkansas. Our analytics also show that our customer age range is larger than we had initially expected with guys from early 30s through mid 50s. Our positioning of serious, performance first gear with a strong element of style appeals to a broad range of active guys around geographies and ages. This interest is the foundation for becoming a possible purchase for any guys who work out.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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> 📁 Pitch Deck and Overview (1 file)	Folder
> 📁 Product or Service (22 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ten Thousand

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ten Thousand. Once Ten Thousand accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ten Thousand in exchange for your securities. At that point, you will be a proud owner in Ten Thousand.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Ten Thousand has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Ten Thousand does not plan to list these securities on a national exchange or another secondary market. At some point Ten Thousand may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ten Thousand either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Ten Thousand's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ten Thousand's Form C. The Form C includes important details about Ten Thousand's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



TEN THOUSAND

This presentation contains offering materials prepared solely by Ten Thousand without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The functional fitness movement has grown rapidly and shows no signs of stopping. New HIIT studios and CrossFit boxes are opening everyday to provide intense, multi-discipline group workouts to an ever-growing community of athletes.

TEN THOUSAND IS A PERFORMANCE APPAREL BRAND BUILT FROM THE GROUND UP FOR HOW THESE GUYS THINK, TRAIN, AND SHOP.



MARKET OPPORTUNITY

US ACTIVEWEAR MARKET:
$81B AND GROWING TO $102B BY 2020



$110B
$100B
$90B
$80B
$70B

2014   2016   2018   2020

Source: Barclays Athletic Apparel Research Report

- As consumer spending shifts to e-commerce, incumbent brands' product assortments built for the wholesale channel feel overwhelming and indistinguishable online.

- There is currently not a significant digital-first, DTC player in men's activewear.

- There's been rapid growth in functional fitness gyms & studios in recent years:

  » **Equinox:** Up to 86 clubs from 56 in 2010

  » **CrossFit:** Up to 13,000 boxes from 13 in 2005

  » **Orangetheory:** 1,000 franchises in six years

As proven by Under Armour and Lululemon, new entrants focused on well-defined demos can build huge businesses.

OUR CUSTOMERS: "THE FUNCTIONAL ATHLETE"

They seek intense, multi-disciplinary workouts and are willing to pay more to get the most out of their training.

PREMIUM HEALTH CLUBS





$200 - $250 PER MONTH

BOUTIQUE STUDIOS





$35 - $40 CLASS
$450 - $600 PER MONTH

CROSSFIT BOXES





$200 - $300 PER MONTH

CURRENT PRODUCT LINE

Designed to meet the unique functional demands of each component of functional fitness training.

ENDURANCE TRAINING



THE DISTANCE SHORT
$58 - $68



THE DISTANCE SHIRT
$58



THE DISTANCE PULLOVER
$98

CROSS TRAINING



THE INTERVAL SHORT
$58 - $68



THE INTERVAL SHIRT
$58

STRENGTH TRAINING



THE FOUNDATION SHORT
$58 - $68

PRODUCT VISION

WE CREATE BEST-IN-CLASS GEAR PURPOSE BUILT FOR FUNCTIONAL FITNESS.

AT TEN THOUSAND, TRAINING IS OUR SPORT.

The Foundation

BEST-IN-CLASS TRAINING SHORTS



>

The Next Steps

FUNCTIONAL FITNESS TRAINING ESSENTIALS



>

The Bigger Picture

EXPANDED CUSTOMIZATION & FEATURE OPTIONS



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



PEOPLE LOVE THE PRODUCT

GQ

“SIMPLE, FUNCTIONAL,
AND REALLY GOOD”

Men's Health

“BEST TRAINING
SHORTS OF 2017”

Men's Fitness

“THE TOUGHEST TRAINING
SHORTS EVERY MAN NEEDS”





psfk

“FROM CARELESS HYPE BACK TO
PERFORMANCE AND SUSTAINABILITY”

GEAR PATROL AIROWS valet. FAST COMPANY COOL HUNTING



RETAIL PARTNERSHIPS

EQUINOX

Sold through the top 25 domestic and international clubs

HUCKBERRY



Repeat purchase orders with 70% weekly sell through

CARBON38

One of four brands to launch their men's shop

TARGET PARTNERS

MR PORTER

EAST DANE

NORDSTROM

Steven alan

COMPANY OVERVIEW

- Digitally-Native Vertical Brand focused on premium mens training apparel
- Revenue to date of $1.1M+
- 400% YOY growth in DTC revenue from 2016 to 2017
- 19,000 units sold to 9,000 customers
- Key unit economics: 42% repeat purchase rate, $32 CPA, $85 AOV, 55% gross margin
- Retail partnerships with best in class brands including Nordstrom, SoulCycle, and Equinox
- Capital efficient with only $897,500 raised to date

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

DTC REVENUE TRAJECTORY


$20M
$15M
$10M
$5M
$115,000
$590,000
$2,500,000
(PROJECTION)
$7,000,000
(PROJECTION)
$20,000,000
(PROJECTION)
2016
2017
2018
2019
2020

TEAM

KEITH NOWAK CEO

Marathoner, triathlete, and former professional soccer player. Two time entrepreneur and former VC.

TRAVIS WRIGHT VP OF MERCHANDISING

10 years merchandising and production experience. Most recently Director of Merchandising at Aeropostale. Previously at Calvin Klein and Mango.

EUGENIO LABADIE COO

Runner and lifter. Former associate, Sullivan & Cromwell LLP. J.D. cum laude, Harvard Law School.

EMMA GREEN HEAD OF DESIGN

Former Head of Design at cycling apparel brand Rapha.

LARA KINSLOW CUSTOMER EXPERIENCE

Yoga instructor. Studied Merchandise Marketing and Product development at Fashion Institute of Design and Merchandising.

PLANNED HIRES

DIRECTOR OF MARKETING

PROJECT MANAGER

INVESTORS

Brian Spaly
Founder, Trunk Club; Co-Founder, Bonobos

Dave Gilboa
Co-Founder & Co-CEO, Warby Parker

John Gagliardi
Founder, Maverik Lacrosse

Courtney Reum
Founder, VEEV Spirits; M13 Ventures

Adam Sidney
VP of Brand Marketing, Trumaker

Brendan Wallace
Otter Rock Capital

Josh Deckard
Hammerstone Capital

Tripp Callan
Founding Investor

ADVISORS

Seth Berger
Founder, And 1

Leif Babin
Co-Founder, Echelon Front; Former US Navy SEAL Officer

APPENDIX

MORE ABOUT THE BRAND



BETTER THAN YESTERDAY

At the heart of Ten Thousand is the idea of pursuit. In business, fitness, and life, we believe in moving forward with a quiet dedication to constant improvement. There are no flashbulbs at the end of our runs, no microphones shoved in our face after a set. No loudspeakers, crowds, or national anthems ringing in our ears. All that awaits is another mile, another rep, another shot at your personal best and eventually, a better, stronger you.



THE MISSION

We train for the resilience to handle whatever life throws our way, or as one friend put it, "to become mentally and physically indestructible". We believe the best way to get there is a combination of endurance training, cross training, and strength training. There's no secret formula, no one right way for every person, just a framework for getting strong, staying healthy, and living a long life.

So, we've created a system of gear that perfectly meets the unique needs of all the ways you train. It isn't designed to make you stand out in a crowd, and it's not designed for post-workout selfies. It's sole purpose is to handle anything the day calls for.

PILLARS

DESIGNED FOR FUNCTION

High-performance gear with industry leading functional designs and premium technical fabrics

PARED DOWN FOR PERFORMANCE

A pared down, refined aesthetic that stands apart in men's activewear

FIT FOR YOU

Fit, feature, and personalization options to make each piece perfect for the athlete

COMPETITION MATRIX

KIT PRICING
1 SHORT + 1 SHIRT

$150+

$120 - $150

$90 - $120

ATHLEISURE ⟷ PERFORMANCE

OLIVERS

RHONE

Tracksmith

Outdoor Voices





FOURLAPS



TEN THOUSAND

PRICE POINT SWEETSPOT
Expensive enough to be premium, but affordable enough to become a repeatable go-to purchase.









EXHIBIT E
Video Transcript